Exhibit 21.1

List of Subsidiaries

Subsidiary Name	Domicile
Wireless Facilities, Inc./Entel	Delaware
Wireless Facilities International, Spain S.L.	Spain
Wireless Facilities International Singapore PTE LTD.	Singapore
Wireless Facilities International Hong Kong Limited	Hong Kong
Wireless Facilities California, Inc.	California
WFI Uruguay S.A.	Uruguay
WFI UK Limited	United Kingdom
WFI Texas, Inc.	Texas
WFI Southwest L.P.	Texas
WFI NMC L.P.	Texas
WFI NMC Corp.	Delaware
WFI India Private Limited	India
WFI Government Services, Inc.	Delaware
WFI Georgia Inc.	Georgia
WFI Delaware Inc.	Delaware
Secure Planet, Inc.	Delaware
Posinet, Inc.	Delaware
Madison Research Corporation	Alabama
JMA Associates, Inc (dba TLA Associates)	Delaware
EyeVelocity, Inc.	Washington
Defense Systems, Incorporated	Virginia
Bejing Wanfeng United Wireless Technology Consulting Co. (dba WFI China)	China